SKADDEN, ARPS, SLATE, MEAGHER & FLOM 世達國際律師事務所

PARTNERS

CHRISTOPHER W. BETTS

GEOFFREY CHAN *

SHU DU *

ANDREW L. FOSTER *

CHI T. STEVE KWOK *

EDWARD H.P. LAM ◆*

HAIPING LI *

RORY MCALPINE ◆

JONATHAN B. STONE *

PALOMA P. WANG

◆ (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYER

Z. JULIE GAO (CALIFORNIA)

42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com February 22, 2021

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Confidential

Mr. Eric Envall

Ms. Susan Block

Mr. Mark Brunhofer

Ms. Michelle Miller

Division of Corporation Finance

Office of Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Waterdrop Inc. (CIK No. 0001823986)
Response to the Staff’s Comments on Amendment No. 1 to Draft
Registration Statement on Form F-1 Confidentially
Submitted on January 29, 2021 (the “Draft Registration Statement”)

Dear Mr. Envall, Ms. Block, Mr. Brunhofer and Ms. Miller:

On behalf of our client, Waterdrop Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated February 12, 2021 related to the Draft Registration Statement.

Concurrently with the submission of this letter, the Company is submitting its amendment No. 2 to draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) with exhibits via EDGAR to the Commission for confidential review.

Securities and Exchange Commission

February 22, 2021

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Amendment No. 1 to Draft Registration Statement submitted January 29, 2021

Risk Factors

We face uncertainties relating to the change in the regulatory regime, page 20

1.

We note your disclosure that the CBIRC published the Regulatory Measures for Online Insurance Business, which became effective on February 1, 2021. Please revise to clarify if you are considered an insurance institution and/or the risks applicable to your business related to the rules. Please also clarify how these rules apply to your business under “Regulation,” at page 139.

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 22 and 148 to 150 of the Revised Draft Registration Statement.

Key Factors Affecting Our Results of Operations

Expansion of consumer base, page 86

2.	We acknowledge the tabular disclosure added on page 86 in response to prior comment 12. Please address the following:

•

On page 11 you disclose that gross written premiums (GWP) includes first year premiums (FYP) and renewal premiums where applicable. In the fourth paragraph of this disclosure you indicate that renewals or repurchases by existing consumers contributed to FYP growth. Please revise your disclosure to clarify what is included in FYP.

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 11 and 87 of the Revised Draft Registration Statement to clarify the definition of FYP. The Company respectfully advises the Staff that the premiums after the first policy year for long-term policies are not included in the definition of FYP. The Company acknowledges that the previous expression “renewals” as used in the Draft Registration Statement may cause confusion to readers, and therefore it has eliminated this term in the Revised Draft Registration Statement. In addition, the Company uses “repeat purchase” to refer to either a repeat purchase of a short-term insurance product by a returning consumer after his or her existing short-term policy expires or a new purchase of another insurance product with additional or different coverage by a returning consumer, as shown on page 87.

Securities and Exchange Commission

February 22, 2021

•

If policy renewals are included in FYP and, from your responses to prior comments 14 and 16 that the vast majority of your business relates to short-term policies, tell us why FYP is a meaningful metric as compared to gross written premiums (GWPs) underlying your commissions.

•	If policy renewals are excluded from FYP, tell us how FYP on a standalone basis (i.e., without separate disclosure of GWP) provides any meaningful information about renewal/retention rates.

The Company respectfully advises the Staff that the premiums after the first policy year for long-term policies are excluded from FYP, and to clarify, the first year premiums of new policies purchased by returning consumers are also included in the definition of FYP. The Company’s management uses FYP as an operating metric to monitor mainly the overall performance of its insurance brokerage business.

Even compared with GWP, the Company believes FYP is a better metric to monitor its insurance brokerage business because for long-term policies, the commission rate for premiums received after the first policy year is significantly lower than that for FYP, and therefore FYP better demonstrates the revenue the Company may generate from an insurance policy.

•

Although you may not track renewal/retention rates by source, revise your disclosure to present and discuss your overall renewal/retention rates or tell us why such disclosure is not warranted. In this regard, it appears that business from policyholders already familiar with your platform and services could, at least in part, be indicative of platform acceptance and future growth.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 89 of the Revised Draft Registration Statement to disclose the overall first year premium retention rate.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Components of Results of Operations

Operating revenue, net, page 88

3.

In order to provide greater transparency with regard to the expansion of your consumer base, first year premium (FYP) growth and customer retention, please disaggregate short-term insurance brokerage income and long-term insurance brokerage income between new customers (no prior insurance policies underwritten by your insurance company partners for which you have received a commission) and returning customers.

Securities and Exchange Commission

February 22, 2021

In response to the Staff’s comment, the Company has disclosed on page 87 FYP contributed by returning consumers for short-term and long-term insurance policies respectively, and also disclosed the premium retention rate on page 89 in response to the comment #2 above. The Company believes FYP contribution by returning consumers provides a meaningful picture of the mix between new consumers and returning consumers because the Company views FYP as a strong indicator of revenue and FYP is used by the Company’s management to monitor the overall first year performance of its insurance brokerage business, as explained above in the response to the fourth bullet point of comment #2.

Jury Trial Waiver, page 191

4.

We note your response to comment seven. Please revise this section to also include your added disclosure from page 62, that investors cannot waive compliance with the securities laws and rules and regulations promulgated thereunder.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 193 of the Revised Draft Registration Statement.

Notes to the Consolidated Financial Statements

Note 2: Summary of Significant Accounting Policies

Revenue Recognition, page F-20

5.

We note that the promotional rewards given to your users as disclosed in the table on page 91 in response to prior comment 8 are not trivial. Please reclassify these rewards as a reduction to revenue under ASC 606-10-32-25 or explain to us why this accounting is not warranted. In your response elaborate on the nature of these rewards to substantiate your classification.

The Company respectfully advises the Staff that the Company purchases short term accidental insurance policies from certain insurance carriers, typically seven days of coverage, and provides the product for free as a promotion on its platform. The purpose of the promotional offer is twofold: (1) to attract new insurance consumers to the platform and increase brand awareness and (2) to retain existing consumers on its platform.

Securities and Exchange Commission

February 22, 2021

The promotional offer is initiated by the Company at its own discretion and for its own interests. As part of providing this offer, the Company purchases accidental insurance products from certain insurance carriers at their stand-alone selling price and subsequently offers those free of charge to insurance consumers on the platform. The free insurance offered by the Company is made available to insurance consumers on the platform, irrespective of whether a consumer has purchased insurance product in the past or not. There is no obligation on the part of a consumer to purchase an insurance product to benefit from the promotion. Further, if the consumer subsequently chooses to purchase an insurance product through the Company’s platform, there is no requirement to purchase the promotional insurance product or purchase any other insurance product from the same insurance carrier who underwrites the free accidental insurance policy. Additionally, whether insurance consumers have received a free insurance policy on the Company’s platform has no impact on the premiums paid on subsequent insurance purchases (i.e., there are no price adjustments made on subsequent revenue transactions as the result of receiving the promotion). Finally, the Company is not incentivized by the insurance carriers, for offering these promotions (i.e., the offer is not part of their agency service agreement with the customer). As previously noted, the intent is to promote the platform, attract new insurance consumers and retain existing consumers. For these reasons, we respectfully inform the Staff that the free insurance policy is not tied to any current or future revenue transactions.

Although the insurance carriers whom the Company purchases products from for a promotion are generally aware of our marketing activities as a party to the sale, the insurance carriers do not instruct the Company to provide such promotional activity on their behalf nor are they involved in such promotion other than sourcing the insurance product. Additionally, the Company is not compensated by the insurance carriers for these transactions.

Based on the above, the Company concluded that the cost to provide the promotional insurance product represents a marketing expense. This view is further supported by the fact that the payments made by us to the insurance carriers cannot be used as a voucher or credit to be applied against amounts owed to the Company for unrelated services the Company performs on their behalf as agent (i.e., commission fees). Rather, this represents purchases for distinct services purchased at their stand-alone selling price. As such, the Company recognizes the premium paid to the respective insurance carriers for those promotional free insurance policies as sales and marketing expenses as promotions to our insurance consumers when the Company incurs the expense.

The premiums for such insurance policies amounted to RMB 3.1 million for 2018, approximately RMB 25.7 million for 2019 and RMB 42.6 million for the nine months ended September 30, 2020. These amounts represent 2.5%, 2.0% and 2.2% of the Company’s total brokerage income recognized in 2018, 2019 and the nine months ended September 30, 2020, respectively.

Securities and Exchange Commission

February 22, 2021

6.	We are still considering your response to prior comment 14 and may have additional comments.

The Company respectfully acknowledges the Staff’s comment and will supplementally provide the response if further comments are received.

Contract assets, page F-23

7.

We acknowledge your response to prior comment 16. Please tell us why you reflect a non-current contract assets balance on your interim balance sheet at September 30, 2020 on page F-55 but do not appear to present such a balance at December 31, 2019 when it appears from your response that RMB 11.8 million of commissions at that date may be received after one year.

The Company respectively advises the Staff that in 2018 and 2019, more than 90% of insurance policies sold through the Company’s platform are less than one year and as such, the majority of its contract assets was short-term in nature. As a result, the Company initially incorrectly classified the contract assets related to long-term insurance sold as current assets. As part of the preparation of its consolidated financial statements for 2020, the Company determined that the contract assets related to long-term insurance had increased to RMB 22.8 million and thus, properly classified the balance as of September 30, 2020 to non-current assets on its consolidated balance sheet. At that stage, the Company further considered the impact of the non-current contract assets reclassification on its consolidated balance sheets as of December 31, 2018 and 2019 and concluded that it did not have a material impact. In arriving to this conclusion, the Company considered that the non-current contract assets amounted to RMB 0.1 million and RMB 11.8 million, representing 0.1% and 1.9% of total contract assets, and 0.01% and 0.5% of the total asset balance as of December 31, 2018 and 2019, respectively. Additionally, the Company considered that such reclassification only related to line items included in total assets and has no impact on the trend of fluctuation of non-current assets as compared to the prior year. Furthermore, the Company considered that the above reclassification had no impact on its consolidated statements of operations and cash flows for any of the years presented. In arriving at its conclusion, the Company considered the interpretation guidance on materiality published in SEC Staff Accounting Bulletin No. 99 – Materiality. Specifically, the Company looked at the significance of the reclassification to the users of its financial statements. The Company notes that it is a start-up company with early stages of operations and the users of its financial statements mostly focus on the growth of its operating revenue and total operating expenses as opposed to the classification between current assets and non-current assets. Further, the Company considered that a matter is “material” if there is substantial likelihood that a reasonable person would consider it important. In this case, the Company does not believe that that there is a substantial likelihood that a reasonable person would consider it important for the reasons stated above. Additionally, the Company confirms that it has properly recorded the non-current contract assets in its consolidated financial statements as of September 30, 2020.

*        *        *

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +852 3740-4863 or via e-mail at julie.gao@skadden.com, or Elsie Zhou, partner at Deloitte Touche Tohmatsu Certified Public Accountants LLP, by phone at +86 10 8520-7142 or via email at ezhou@deloitte.com.cn. Deloitte Touche Tohmatsu Certified Public Accountants LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao

Z. Julie Gao

Enclosures.

cc:	Peng Shen, Chairman of the Board of Directors and Chief Executive Officer, Waterdrop Inc.

Guang Yang, Director and General Manager of Insurance Division, Waterdrop Inc.

Kangping Shi, Chief Financial Officer, Waterdrop Inc.

Elsie Zhou, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP

Li He, Esq., Partner, Davis Polk & Wardwell LLP